FEDERATED MDT EQUITY TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 15, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE:	FEDERATED MDT EQUITY TRUST (the “Trust” or “Registrant”) Federated MDT Large Cap Value Fund (“FMLVF,” the “Fund” or the “Surviving Fund”)

Response to Comment on the Registrant’s

Preliminary Registration Statement on Form N-14

1933 Act File No. 333-219845

Dear Mr. Minore and Ms. Miller:

The Registrant is filing this correspondence in response to your comments provided on August 29, 2017 with respect to its Preliminary Registration Statement on Form N-14, submitted on August 9, 2017, with respect to the Surviving Fund and the reorganizing funds, Federated Clover Value Fund (“FCVF”) and Federated MDT Large Cap Value Fund (“FMLCV”).

ACCOUNTING COMMENTS

COMMENT 1. Q&A Wrapper – Who Will Pay for the Reorganization?

Please explain in Correspondence how the allocation of the reorganization expenses between the two reorganizing funds was determined.

RESPONSE: Regarding reorganizations involving two Federated mutual funds, Federated’s view is that a Reorganizing Fund pays for proxy costs associated with the solicitation of its underlying shareholders. Federated provides information regarding the allocation of expenses and its recommendations to the Boards of the relevant Federated funds for the Boards’ review in connection with their consideration of each such reorganization. In connection with such reorganizations, Federated, and the Board, in making determinations regarding the allocation of expenses consider, among other factors, the extent to which reorganization expenses should be borne by a fund’s adviser, including whether the adviser has a self-interest or benefit in the reorganization, and then assess the nature and extent of any anticipated benefits to the adviser and fund shareholders. In this case, however, because the FMLCV investment advisory agreement contains a contractual expense cap, FMLCV will only be able to pay for the proxy costs up to the contractual expense cap; proxy costs over and above the cap will be paid for by the Adviser.

COMMENT 2. Comparative Fee Tables

Under the section “Comparative Fee Tables,” please confirm that all fees are still current per Item 3 of Form N-14.

RESPONSE: The Registrant confirms that all fees disclosed remain current per Item 3 of Form N-14.

COMMENT 3. Comparative Fee Tables

Under the section “Comparative Fee Tables,” please consider adding to the footnote the dollar and percentage amounts related to reorganization costs if not included in the fee table, and the impact to the fee table if the impact is considered material.

RESPONSE: The Registrant confirms that the impact of the reorganization costs is not material to the fee and expense presentations of either the Reorganizing Funds or the Surviving Fund. However, in response to the Staff’s comment, the Registrant will add the following additional disclosure to each respective Fee Limit footnote for the pro forma combined share classes:

“The total direct proxy expenses and indirect brokerage commissions associated with the Reorganization have been estimated in connection with obtaining Board approval of the Reorganization to be $413,401 or ($0.01455 per share) for FCVF. For FMLCV, the total direct proxy expenses associated with the Reorganization have been estimated in connection with obtaining Board approval of the Reorganization to be $92,016, of which shareholders will bear approximately $74,355 (or $0.0028 per share) after application of the expense cap contained in that Fund’s investment advisory agreement. The actual amounts of these expenses and commissions may be more or less than these estimates. For example, the estimates may vary depending upon the amount of shareholder solicitation required and the number of transactions executed.

COMMENT 4. Comparative Fee Tables – Expense Example

Please provide to the Staff supplementally the Expense Example calculations for Class A Shares, Class B Shares and Service Shares.

RESPONSE: With respect to the expense calculations for Class A Shares, Class B Shares and Service Shares, the calculation spreadsheets will be emailed to Ms. Megan Miller for review.

COMMENT 5. Advisory Fees, Service Fees, Shareholder Fees and Other Expenses

We note in the sub-section “Sales Charge When You Redeem,” of the Fund’s Registration Statement on Form N-1A that there is disclosure of a breakpoint table for application of the contingent deferred sales charge. Please add this breakpoint table to the Fund’s N-14.

RESPONSE: The Registrant confirms that it will add the contingent deferred sales charge breakpoint table to the FMLVF N-14.

COMMENT 6. Description of the Surviving Fund’s Share Classes and Capitalization

We note the disclosure in the first introductory paragraph. Please add

The following disclaimer and state that it is for informational purposes only:

“The information contained in this table is for informational purposes only. If the reorganization is consummated, the capitalizations are likely to be different on the closing date as a result of daily share purchase and redemption activities and changes in NAV.”

RESPONSE: The Registrant will add the disclosure as requested.

COMMENT 7. Description of the Surviving Fund’s Share Classes and Capitalization

We note Footnote 2 to the Capitalization Table and have two questions.

First, the reorganization costs in the table do not foot to the costs reflected in the footnote. Please explain the differences between the costs.

Second, with respect to the amount of $74,355 disclosed in the footnote, please clarify if this amount is before or after the contractual cap. Please align this disclosure with the disclosure on page 2 of the Fund’s Prospectus registration statement on Form N-1A.

RESPONSE: With respect to the reorganization costs in Footnote 2, the Registrant confirms that the $74,355 amount is after operation of the contractual expense cap. In response to the Staff’s comment, the Registrant has replaced the existing Footnote 2 with the following disclosure:

“The Reorganizing Funds will bear direct proxy expenses (e.g., mailing, processing, tabulation, printing and solicitation costs and expenses and the costs of filing, printing and mailing supplements to the Funds’ registrations statements) associated with the Reorganization, which have been estimated in connection with obtaining Board approval of the Reorganization at $213,401 (or $0.0075 per share) for FCVF and $74,355 (or $0.0028 per share) for FMLCV (after operation of the contractual expense cap). Additionally, it is anticipated that FCVF will reallocate its portfolio prior to the Reorganization, which will result in brokerage commissions, which have been estimated in connection with obtaining Board approval of the Reorganization to be $200,000 (or $0.00705 per share). The actual amounts of these expenses and commissions may be more or less than these estimates. For example, the estimates may vary depending upon the amount of shareholder solicitation required and the number of transactions executed.”

Having made the above change in footnote disclosure, the Registrant confirms that the reorganization costs disclosed in the capitalization table now foot to the costs reflected in the footnote.

COMMENT 8. Statement of Additional Information – Narrative Description of the Pro Forma Effects of the Reorganization

Please include a description of the securities to be sold so that it is easily understood but not general in nature.

RESPONSE: The Registrant will add the following disclosure as new paragraph four:

“FMLCV’s (and as a result, the Surviving Fund’s) investment strategy is based on a quantitative investment model that invests in securities within the Russell 1000® Value Index. While nearly all of FCVF’s portfolio is comprised of securities that are eligible to be held by FMLCV, based on market conditions, it was estimated in connection with obtaining Board approval of the Reorganization that approximately 82% of FCVF’s portfolio will be transitioned prior to the Reorganization. These sale transactions will primarily occur either: (i) because such securities and/or security types are not currently contained in FMLCV’s quantitative investment model and, therefore, will not be selected for investment by the Adviser; or (ii) because such securities are currently held by FMLCV’s quantitative investment model and the combination of both FMLCV and FCVF’s positions would exceed the quantitative investment model’s desired risk thresholds and/or percentage allocation. Brokerage commissions related to the sale of FCVF’s portfolio securities have been estimated in connection with obtaining Board approval of the Reorganization to be $200,000 (or $0.00705 per share). The actual amounts of these commissions may be more or less than this estimate. For example, this estimate may vary depending upon the number of transactions executed. It is not anticipated that FMLCV will sell any portfolio securities specifically attributable to the Reorganization.”

COMMENT 9. Statement of Additional Information – Pro Forma Adjustments

We note that securities may be sold to align the portfolios as a result of the reorganization. If securities are to be sold before or after the merger, please disclose as of a current date (1) an estimate of the Fund’s portfolio that will be disposed of in connection with the reorganization and (2) the portfolio transaction cost expected to be generated as a result of these trades, including a per share amount, and (3) the estimated impact to shareholders regarding capital gain distributions including a per share amount.

In addition, please add the above disclosure to the Q&A Wrapper or other prominent section and to the “Tax Consequences” section.

RESPONSE: The Registrant will add the following disclosure: (i) as a new final paragraph in the “Statement of Additional Information – Pro Forma Adjustments” section; (ii) in the “Q&A – Who will pay for the Reorganization” section; and as the new penultimate paragraph in the “Tax Consequences – Tax-Free Reorganization under the Code” section:

“Based on market conditions, it was estimated in connection with obtaining Board approval of the Reorganization that FCVF will sell approximately 82% of its portfolio positions in order to align its portfolio with FMLCV’s quantitative investment process. Brokerage commissions related to the sale of FCVF’s portfolio securities have been estimated in connection with obtaining Board approval of the Reorganization to be $200,000 (or $0.00705 per share), with estimated capital gains of $77.2 million (or $2.72 per share). As of approximately June 23, 2017, FCVF had already recognized $56.8 million (or $2.00 per share) in realized gains that will also be distributed to shareholders prior to the reorganization. In addition, FCVF has $70.2 million in capital loss carryforwards which will reduce any required capital gain distributions. It is not anticipated that FMLCV will sell any portfolio securities specifically attributable to the Reorganization. FMLCV will distribute its realized capital gains prior to the reorganization which were estimated in connection with obtaining Board approval of the Reorganization to be $41.9 million (or $1.60 per share). The actual amounts of these commissions and distributed realized gains may be more or less than these estimates. For example, these estimates may vary depending upon the number of transactions executed or the amount of gains or losses realized.”

LEGAL DISCLOSURE COMMENTS

COMMENT 1. Conform N-14 and N-1A Disclosure

Please conform the Fund’s N-14 Registration Statement with any common disclosures in the Fund’s N-1A Registration Statement.

RESPONSE:

The Registrant confirms that it will conform the N-14 to the N-1A, as applicable.

COMMENT 2. Q&A – How will the Reorganization affect my investment?

We note the disclosure in the second bullet:

“The Reorganization is expected to be tax-free under the Internal Revenue Code of 1986, as amended.”

Please add disclosure explaining that there are still tax consequences to Federated Clover Value Fund’s (“FCVF”) shareholders. Disclose a total dollar and per share estimate of the effect of the realignment of FCVF’s portfolio.

RESPONSE: The Registrant will add the following disclosure to the second bullet (addition underlined):

“The Reorganization is expected to be tax-free under the Internal Revenue Code of 1986, as amended. However, it is estimated that FCVF will sell approximately 82% of its portfolio holdings to align its portfolio with FMLCV’s quantitative investment process prior to the Reorganization. These transactions have been estimated in connection with obtaining Board approval of the Reorganization to generate $77.2 million in capital gains (or $2.72 per share) for FCVF. As of approximately June 23, 2017, FCVF had already recognized $56.8 million (or $2.00 per share) in realized gains that will also be distributed to shareholders. In addition, FCVF had $70.2 million in capital loss carryforwards which can reduce any required capital gain distributions. FMLCV will distribute its realized capital gains prior to the Reorganization which were estimated in connection with obtaining Board approval of the Reorganization at $41.9 million ($1.60 per share). The actual amounts of distributed realized gains may be more or less than this estimate. For example, this estimate may vary depending upon the number of transactions executed or the amount of gains or losses realized.”

COMMENT 3. Q&A – Who will pay for the Reorganization?

Please explain in Correspondence how the allocation of the reorganization expenses for FCVF and FMLCV was determined.

Please disclose a total dollar and per share estimate of the direct and indirect reorganization expenses.

RESPONSE: With respect to how the allocation of the expenses between FCVF and FMLCV were determined, please see the Registrant’s response to Accounting Comment 1, above.

With respect to the disclosure of a total dollar and per share estimate of the direct and indirect reorganization expenses, the following disclosure will be added:

“The Advisers will pay certain of the other direct and indirect (consisting primarily of legal and accounting fees) expenses of the Reorganization on behalf of the Reorganizing Funds. In addition, through operation of FMLCV’s contractual expense cap, the Adviser is anticipated to bear approximately $17,661 in direct proxy expenses.”

COMMENT 4. Prospectus/Proxy Statement Notice Section

In the second paragraph of this section, we note disclosure that describes certain alternative courses of action in the event that the Reorganization is not approved by the shareholders of both target funds. Such alternatives include (i) termination of the proposed reorganization entirely and (ii) proceeding with the Reorganization with respect to one, but not both target funds. In the paragraph immediately following, we note disclosure summarizing the determinations of each Fund’s Board of Directors that the Reorganization is in the best interest of the Funds and will not cause dilution to shareholders. These determinations appear to have been based upon the assumption that the Reorganization will proceed with respect to both target funds.

Please disclose whether the Boards would come to the same conclusions if only one of the target funds approved the reorganization.

RESPONSE:

Supplementally, the Registrant notes that consideration of these listed alternatives was part and parcel to the Boards’ review and ultimate approval of each Reorganization, including with respect to the determinations that each Reorganization was in the best interests of the Funds involved in that Reorganization and would not result in dilution to the existing shareholders of each Fund involved in that Reorganization. The relevant factors with respect to these alternatives, as presented to the Boards, are disclosed in the “Reasons for the Proposed Reorganization” section of the prospectus/proxy statement. Accordingly, in response to the Staff’s comment, the Registrant has made the following clarifying changes to disclosure (additions underlined):

“Each of the Boards of Trustees of Federated Equity Funds (the “FCVF Board”), FMLCV (the “FMLCV Board”), and Board of Trustees of the Surviving Fund (the “Surviving Fund Board” and, together with the FCVF Board and the FMLVF Board, the “Boards”) have determined that, with respect to the applicable Reorganizing Fund, each Reorganization is in the best interests of FCVF, FMLCV and the Surviving Fund, and that the interests of the existing shareholders of FCVF and FMLCV and the Surviving Fund will not be diluted as a result of the Reorganization to which such Reorganizing Funds are a party. Although the Boards were aware of and considered certain potential scenarios, including that the Reorganization would not proceed in the event that the Reorganization is approved by FCVF shareholders but is not approved by FMLCV shareholders, the Boards evaluated the proposed Reorganizations separately with respect to each Reorganizing Fund. The Boards are recommending that shareholders of FCVF and FMLCV (as applicable) approve the Plans. Information on the rationale for each Reorganization is included in this Prospectus/Proxy Statement in the section entitled ‘Summary—Reasons for the Proposed Reorganization.’”

COMMENT 5. Prospectus/Proxy Statement Notice Section

We note the incorporations by reference to various filings and additionally note that the Preliminary N-14 was filed on August 9, 2017 pursuant to Rule 488 but that several exhibits were not able to be filed at that time. We do not believe the Fund was eligible to be filed under Rule 488. However, as an accommodation, we ask that the Fund submit all final information and exhibits in a Rule 485(b) Post-Effective Amendment before the Prospectus/Proxy Statement is mailed to shareholders.

RESPONSE:

The Registrant will comply as requested.

COMMENT 6. Reasons for the Proposed Reorganization

In the first bullet under the introductory sentence “With respect to Reorganization-related expenses,” we note the reference to the parenthetical statement “(after operation of the contractual expense cap).” Proxy expenses are not typically covered by a contractual expense cap. Please clarify if this statement is correct or if it should reference the voluntary expense cap.

In the second bullet under the introductory sentence “With respect to Reorganization-related expenses,” we note the following disclosure:

“The Advisers will pay certain of the other direct and indirect expenses of the Reorganization on behalf of the Reorganizing Funds (consisting primarily of legal and accounting fees);”

Please disclose the estimated dollar amount that the Advisers will bear.

RESPONSE: With respect to the first bullet, the Registrant confirms that this statement is correct. In addition to the Fee Limit disclosed in the fee and expense table footnotes, FMLCV has a contractual expense cap embedded within that Fund’s investment advisory agreement. Proxy expenses fall outside the scope of the Fee Limit, but within the scope of the contractual expense cap contained in the investment advisory agreement. Accordingly, as described in the response to Accounting Comment #1 above, the Reorganizing Funds will pay for proxy costs associated with the solicitation of their underlying shareholders. However, due to the contractual expense cap, FMLCV will only pay for the proxy costs up to this contractual expense cap; proxy costs over and above the cap will be paid for by the Adviser.

With respect to the second bullet, the Registrant will add the following underlined disclosure:

“The Advisers will pay certain of the other direct and indirect (consisting primarily of legal and accounting fees) expenses of the Reorganization on behalf of the Reorganizing Funds. In addition, through operation of the contractual expense cap contained in the FMLCV investment advisory agreement, the Adviser is anticipated to bear approximately $17,661 in direct proxy expenses. This amount may vary depending upon the actual amount of direct and indirect expenses incurred in connection with the Reorganization.”

COMMENT 7. Reasons for the Proposed Reorganization

In the penultimate paragraph, beginning “By contrast, the Advisers…,” please disclose more explicitly how the Advisers or their affiliates will benefit from the Reorganization (i.e., because they will not have to waive or reimburse their fees at the same level as they did pre-Reorganization in order to achieve the same net expense ratios on a post-Reorganization basis). See Pro Forma Comparative Fee Tables.

RESPONSE: The Registrant will make the following revisions (deletions are marked as stricken and additions are underlined):

“By contrast, the Advisers and their affiliates, with respect to the Reorganizing Funds, will benefit from the Reorganization as a result of (i) the reorganization and dissolution of the Reorganizing Funds, ~~and~~ (ii) the increase in the assets of the newly organized Surviving Fund (which would increase asset-based fee revenue for the Advisers and its affiliates with respect to the Surviving Fund, but which increase would be partially offset by the fact that the Advisers would no longer be receiving asset-based fee revenue with respect to the Reorganizing Funds), and (iii) the Adviser of the Surviving Fund will not be required to waive or reimburse its fee at the same level as it did pre-Reorganization in order to achieve the same net expense ratios on a post-Reorganization basis (see “Comparative Fee Tables”). Except for these ~~two~~ three benefits… “

COMMENT 8. Comparative Fee Table – Class A Shares

With respect to Footnote (1), please confirm that the A class of the Fund will not incur or charge a Distribution (12b-1) Fee for at least the next 12 months.

RESPONSE:

With respect to Footnote (1), the Registrant confirms that the A Class of the Fund has no intention within the next 12 months of paying, accruing or incurring any Distribution (12b-1) Fee; prior to the dormant Rule 12b-1 Fee being activated, approval of the Fund’s Board of Trustees, including a majority of the Independent Trustees, would be required and, as necessary, appropriate disclosure to shareholders would be provided through a supplement to the Fund’s prospectus. The Registrant respectfully notes that there is no requirement in Form N-1A which would require a commitment not to activate such a “dormant fee,” within the next 12 months. However, in light of the Staff’s comment, the Registrant affirms that it does not expect the Board of Trustees to activate the Distribution (12b-1) Fee in the next 12 months.

COMMENT 9. Comparative Fee Tables – Expense Examples

Please confirm that all expense example calculations have been based on gross expenses. If they have not been based on gross expenses, please add appropriate disclosure.

RESPONSE:

The Registrant confirms that all expense example calculations have been based on gross expenses, with the exception of the A and SS shares of the FMLCV Reorganizing Fund which take into consideration that Fund’s contractual expense cap.

With respect to the second bullet, the Registrant will add the following underlined disclosure:

“The Examples assume that you invest $10,000 in the Funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and that each Fund’s operating expenses are as shown in the tables above (including contractual limitations, as applicable) and remain the same. Although … “

COMMENT 10. Information About the Reorganization – Description of the Agreements and Plans of Reorganization

We note the disclosure in the second paragraph:

“The value of each Reorganizing Fund’s assets to be acquired by the Surviving Fund shall be the value of such assets at the Closing Date of the Reorganization using the valuation procedures set forth in the Surviving Fund’s Declaration of Trust and its current Prospectus and SAI, or such other valuation procedures as the Reorganizing Funds and Surviving Fund shall mutually agree.”

What are the “other valuation procedures?” Please make it clear in the disclosure the circumstances under which these other valuation procedures are appropriate and what they might include.

RESPONSE:

Both of the Reorganizing Funds and the Surviving Fund value portfolio securities according to the same procedures and methodology. The reference to “other valuation procedures” is intended to allow for flexibility should an unusual circumstance arise that would require the Boards to adopt another methodology for valuing a security. However, such unusual circumstances are not anticipated as a result of this Reorganization and, in light of the Staff’s comment, the Registrant has made the following adjustments to the disclosure cited by the Staff (deletions stricken):

“The value of each Reorganizing Fund’s assets to be acquired by the Surviving Fund shall be the value of such assets at the Closing Date of the Reorganization using the valuation procedures set forth in Surviving Fund’s Declaration of Trust and its current Prospectus and SAI~~, or such other valuation procedures as the Reorganizing Funds and Surviving Fund shall mutually agree~~.”

COMMENT 11. Information About The Reorganization – Cost of the Reorganization

In the second paragraph, please add the following underlined language to the first sentence:

“Reorganization expenses, incurred by the Reorganizing Fund, include …”

In addition, please confirm that all direct and indirect expenses and costs incurred by the Reorganizing Funds are quantified and identified in the disclosure. If not, please add disclosure to complete the discussion.

In the final sentence paragraph, please add the following underlined language:

“The foregoing brief summary of the material terms of the Plans … “

In addition, please confirm that all material terms of the Plans are disclosed. If not, please add disclosure to complete the discussion.

RESPONSE: The Registrant will comply as requested and will add the identified underlined language above.

The Registrant confirms that all direct and indirect expenses and costs incurred by the Reorganizing Funds are quantified and identified in the disclosure.

The Registrant confirms that all material terms of the Plans are disclosed.

COMMENT 12. Information About the Reorganization – Description of the Surviving Fund’s Share Classes and Capitalization

We note the estimated Reorganization costs in Footnote 2. Please disclose these costs in the Q&A and in any other section where these costs are discussed.

RESPONSE:

The Registrant has added these costs to the Q&A – Who will pay for the Reorganization? The Registrant has reviewed all other sections where costs are discussed and confirms that the estimated Reorganization costs are appropriately disclosed.

COMMENT 13. Part C – Item 16 Exhibits

We note that certain exhibits were not available to be filed at the time of the Preliminary Filing. Please file them in Rule 485(b) Post-Effective Amendment before the Prospectus/Proxy Statement is mailed to shareholders.

We note at the end of Item 16 the incorporation by reference notations. Please revise this disclosure to reference the correct file numbers, and identify the type and date of the filing.

RESPONSE:

The Registrant will comply as requested.

COMMENT 14. Part C – Item 17 Undertakings

In Item 17 of Part C, please supplementally confirm in correspondence that the tax opinion and consent of counsel will be consistent with the views of the Staff described in Staff Legal Bulletin No. 19.

RESPONSE: The Registrant confirms that the final tax opinion and related consent of counsel to be filed with an exhibit to the post-effective amendment to this Registration Statement on Form N-14 will be consistent with the view of the Staff described in Staff Legal Bulletin No. 19.

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If we may offer any further information to assist you in the review of this filing, please do not hesitate to contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager,

Legal Disclosure/Compliance

Federated Investors, Inc.